SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 13 to the

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THORNBURG MORTGAGE, INC.

(Name of Subject Company (Issuer))

THORNBURG MORTGAGE, INC.

(Name of Filing Persons (Offeror))

Series C Preferred Stock, Par Value $0.01 Per Share

Series D Preferred Stock, Par Value $0.01 Per Share

Series E Preferred Stock, Par Value $0.01 Per Share

Series F Preferred Stock, Par Value $0.01 Per Share

885218305 885218404 885218503 885218701
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Larry A. Goldstone

Chief Executive Officer & President

Thornburg Mortgage, Inc.

150 Washington Avenue, Suite 302

Santa Fe, New Mexico 87501

(505) 989-1900

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

Karen A. Dempsey

David R. Wilson

Heller Ehrman LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6000

Transaction Valuation	Amount of Filing Fee
$196,873,049(1)	$7,737(1)(2)

(1)	Estimated solely for the purpose of calculating the filing fee based on the sum of (i) the product of (A) an average price of $4.45 per share of Thornburg Mortgage, Inc.’s 8.00% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”) and (B) 6,525,000 shares of Series C Preferred Stock, (ii) the product of (A) an average price of $4.505 per share of Thornburg Mortgage, Inc.’s Series D Adjusting Rate Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”) and (B) 4,000,000 shares of Series D Preferred Stock, (iii) the product of (A) an average price of $4.46 per share of Thornburg Mortgage, Inc.’s 7.50% Series E Cumulative Convertible Redeemable Preferred Stock (“Series E Preferred Stock”) and (B) 3,162,500 shares of Series E Preferred Stock and (iv) the product of (A) an average price of $4.475 per share of Thornburg Mortgage, Inc.’s 10% Series F Cumulative Convertible Redeemable Preferred Stock (“Series F Preferred Stock”) and (B) 30,326,715 shares of Series F Preferred Stock. The average share price for each series of the preferred stock is calculated based on the average of high and low prices per share of such series of preferred stock, as reported on the New York Stock Exchange on July 18, 2008. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offer and Consent Solicitation.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and equals $39.30 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing

Amount Previously

Paid: $7,737	Filing Party: Thornburg Mortgage, Inc.

Form or Registration No.: Schedule TO	Date Filed: July 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 13 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 23, 2008 (“Schedule TO”), relating to the exchange offer and related solicitation of consents by Thornburg Mortgage, Inc., a Maryland corporation (the “Company”), with respect to the outstanding shares of its 8.00% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”), Series D Adjusting Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series D Preferred Stock”), 7.50% Series E Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share (the “Series E Preferred Stock”), and 10% Series F Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share (the “Series F Preferred Stock” and, together with the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, the “Preferred Stock”), amends such Issuer Tender Offer Statement on Schedule TO to add additional exhibits in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended. The offer to exchange and related solicitation of consents was made upon the terms and subject to the conditions set forth in the Offering Circular, dated July 23, 2008 (as amended and supplemented from time to time, the “Offering Circular”), and the related letters of transmittal and consent (as amended and supplemented from time to time, the “Letters of Transmittal and Consent”), such Offering Circular and Letters of Transmittal and Consent together constitute the “Exchange Offer and Consent Solicitation.”

On October 1, 2008, the Company issued a press release announcing that the Company is amending the terms of the Exchange Offer and Consent Solicitation to (i) extend the expiration date of the Exchange Offer and Consent Solicitation from 5:00 p.m. EDT on September 30, 2008 to 5:00 p.m. EDT on October 31, 2008, (ii) eliminate the $5.00 cash consideration previously offered for each share of Preferred Stock tendered in the Exchange Offer and Consent Solicitation and (iii) change the number of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), offered for each share of Preferred Stock to three (3) shares (after giving effect to the Company’s one-for-ten reverse stock split effective on September 26, 2008 (the “Reverse Stock Split”)) of Common Stock. The Company has also received the consent of a majority of the participants in the Principal Participation Agreement, dated March 31, 2008 (the “Principal Participation Agreement”), to extend the deadline by which it must successfully complete the Exchange Offer and Consent Solicitation to December 31, 2008 and to modify the consideration offered in the Exchange Offer and Consent Solicitation as described above. Successful completion of the Exchange Offer and Consent Solicitation will satisfy the Triggering Event (as defined in the company’s Purchase Agreement dated March 31, 2008 with the investor parties thereto), which, among other things, will allow the Principal Participation Agreement to be terminated and the interest rate on the Senior Subordinated Secured Notes due 2015 (the “Senior Subordinated Notes”) to be reduced from 18% to 12%. The press release is attached hereto as Exhibit (a)(5)(xix). A supplement to the Offering Circular describing the amended terms of the Exchange Offer and Consent Solicitation is attached hereto as Exhibit (a)(1)(B)(ii) (“Supplement No. 2”).

The information in the Exchange Offer and Consent Solicitation, including all annexes thereto and documents incorporated therein by reference, is hereby incorporated into this Amendment No. 13 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information and each applicable item of the Schedule TO is hereby amended and supplemented by the information provided herein. This Amendment No. 13 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offering Circular, the Supplement to the Offering Circular and the related Letters of Transmittal and Consent were previously filed with the Schedule TO as Exhibits (a)(1)(B), (a)(1)(B)(i) and (a)(1)(C)(i)-(iv), respectively.

Capitalized terms used herein that are not otherwise defined have the meanings ascribed to such terms in the Offering Circular.

Item 4. Terms of the Transaction.

(a)	Material Terms.

In lieu of the previously offered consideration of $5.00 in cash and 3.5 shares (prior to giving effect to the Reverse Stock Split) of Common Stock in exchange for each share of Preferred Stock tendered, the terms of the Exchange Offer and Consent Solicitation are revised to offer three shares (after giving effect to the Reverse Stock Split) of Common Stock for each share of Preferred Stock tendered.

All references to “$5.00 in cash”, “cash consideration”, “consideration”, “3.5 shares” and “shares” in the Offering Circular and the Letters of Transmittal and Consent shall be superseded and amended by Supplement No. 2.

As amended, in the Exchange Offer and Consent Solicitation:

•	For each tendered share of Series C Preferred Stock accepted for exchange by us, the holder will receive three shares (after giving effect to the Reverse Stock Split) of Common Stock and no cash;

•	For each tendered share of Series D Preferred Stock accepted for exchange by us, the holder will receive three shares (after giving effect to the Reverse Stock Split) of Common Stock and no cash;

•	For each tendered share of Series E Preferred Stock accepted for exchange by us, the holder will receive three shares (after giving effect to the Reverse Stock Split) of Common Stock and no cash; and

•	For each tendered share of Series F Preferred Stock accepted for exchange by us, the holder will receive three shares (after giving effect to the Reverse Stock Split) of Common Stock and no cash.

The Company intends to apply to the New York Stock Exchange (the “NYSE”) for a financial viability exemption from the shareholder approval requirements of the NYSE with respect to the additional shares of Common Stock to be issued in the Exchange Offer and Consent Solicitation.

Item 7. Source and Amount of Funds or Other Consideration

(a) The information set forth in Supplement No. 2 under the headings “Termination of the Escrow and the Issuance of the Escrowed Warrants” is incorporated by reference herein and supplements the information in Item 7 of the Schedule TO, as previously amended.

EXHIBIT INDEX

EXHIBIT NUMBER	NAME OF EXHIBIT

(a)(1)(B)(ii)	Supplement No. 2 to Offering Circular of Thornburg Mortgage, Inc., dated October 1, 2008.

(a)(5)(xix)	Press Release of Thornburg Mortgage, Inc. dated October 1, 2008.

6